SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

GelTech Solutions, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368537 106

(CUSIP Number)

December 31, 2008

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

X	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368537 106	13G	Page 2 of 4 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael Cordani
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	5	SOLE VOTING POWER 212,502
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 500,484
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 212,502
WITH	8	SHARED DISPOSITIVE POWER 500,484
9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

712,986 which includes: (i) 212,502 options held individually by Mr. Cordani, (ii) 318,693 shares of common stock held in a trust of which Mr. Cordani is the trustee and (iii) 181,791 shares held jointly with his wife.

10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.2%
12		TYPE OF REPORTING PERSON* In - Individual

CUSIP No. 368537 106	13G	Page 3 of 4 Pages

Item 1.

(a)

Name of Issuer: GelTech Solutions, Inc.

(b)

Address of Issuer’s Principal Executive Offices: 1460 Park Lane South, Suite 1, Jupiter, FL  33458

Item 2.

(a)

Name of Person Filing: Michael Cordani

(b)

Address of Principal Business Office or, if none, Residence 1460 Park Lane South, Suite 1, Jupiter, FL  33458

(c)

Citizenship: United States of America

(d)

Title of Class of Securities: Common Stock

(e)

CUSIP Number: 368537 106

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.

Ownership.

See Item 5 through 9 and 11 of cover page.  The amount beneficially owned includes, where appropriate, securities not outstanding, which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days of December 31, 2008. This Schedule 13G does not reflect transfers subsequent to December 31, 2008.

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification

Not Applicable.

CUSIP No. 368537 106	13G	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2009

/s/ MICHAEL CORDANI
Michael Cordani